Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

December 2, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on December 2, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

December 2, 2024.

Schedule “A”

Bitfarms Provides November 2024 Production
and Operations Update

- Achieved 12.8 EH/s & earned 204 BTC in November 2024 -

This news release constitutes a “designated news release” for the purposes of the Company’s amended and restated prospectus supplement dated October 4, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (December 2, 2024) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global leader in vertically integrated Bitcoin data center operations, today announced its latest monthly production report. All financial references are in U.S. dollars.

Bitfarms achieved an operating hashrate of 12.8 EH/s in November with initial deployment of miners to Stronghold Digital Mining’s sites in Pennsylvania under the hosting agreements announced in September and October 2024. With these two hosting agreements, supporting a total of approximately 4 EH/s, nearly 75% of Bitfarms’ hashrate is expected to come from North American data centers by the first half of 2025, re-affirming the Company’s commitment to grow in the U.S.

In November, Bitfarms also upgraded nearly 19,000 T21 miners to S21 Pro miners with delivery anticipated in December and January. These newer, more efficient miners will support improved efficiency of 19 w/TH, a nearly 10% improvement from current efficiency, in the first half of 2025.

CEO Ben Gagnon stated, “By redirecting our miners to be deployed in the United States, we have best matched our miners with the underlying electricity economics across our large portfolio of flexible MWs. With demand for immediate capacity for both HPC/AI and BTC mining surging and based on discussions with strategic partners, I am confident that our energy portfolio of over 950 MW in 2025 gives us unparalleled flexibility to take advantage of strategic opportunities in both HPC/AI and BTC mining.”

In addition, Bitfarms conducted its Special Meeting of shareholders on November 20, resulting in shareholder approval of the expansion of the Board of Directors from five to six members and the appointment of Andrew J. Chang as an Independent Director. The Board is now comprised of six members, five of whom are independent.

Lastly, Bitfarms announces that Benoit Gobeil, Chief Infrastructure Officer, resigned from the Company effective at the end of November. During his tenure, Mr. Gobeil played a key role in scaling Bitfarms data center facilities across North and Latin America.

CEO Ben Gagnon concluded, “Benoit has been with Bitfarms since 2018 and has been an important member of our leadership team. Over the years, he built an infrastructure team around him that we believe is best-in-class in designing, constructing, and maintaining high- performing Bitcoin data centers. With this team in place, I am confident of a smooth transition as we expedite the recruitment process for a replacement. As we look to fill this role, we believe this is an opportunity to further strengthen our team and bring in someone with HPC/AI and U.S.-based data center construction management experience. The entire Bitfarms team is grateful for Benoit’s dedication and contributions, and we wish him success with his future endeavors.”

Mining Review

November mining operations generated 204 BTC compared to 236 BTC in October, reflecting a 1% increase in average operating EH and a 7% increase in Bitcoin difficulty.

Key Performance Indicators	November 2024	October 2024	November 2023
Total BTC earned	204	236	392
Month End Operating EH/s	12.8	11.5	6.4
BTC/Avg. EH/s	19	22	66
Average Operating EH/s	10.7	10.6	5.9
Operating Capacity (MW)	324	310	240
Hydropower (MW)	256	256	186
Watts/Terahash Efficiency (w/TH)	21	21	35
BTC Sold	171	194	350

November 2024 Select Operating Highlights

●	12.8 EH/s operational at November 30, 2024, up 100% Y/Y and up 11% M/M.

●	10.7 EH/s average operational, up 81% Y/Y and up 1% M/M.

●	19 BTC/average EH/s, 14% lower M/M and 71% lower Y/Y.

●	204 BTC earned, 14% lower M/M and 48% lower Y/Y.

●	6.8 BTC earned daily on average, equal to ~$660,000 per day based on a BTC price of $97,000 at November 30, 2024.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486
February	300	387
March	286	424
April	269	379
May	156	459
June	189	385
July	253	378
August	233	383
September	217	411
October	236	398
November	204	392
YTD Totals	2,700	4,482

November 2024 Financial Update

●	Sold 171 of the 204 BTC earned as part of the Company’s regular treasury management practice for total proceeds of $14.6 million.

●	Added 33 BTC to Treasury from mining operations and transferred 351 Bitcoin to Bitmain in accordance with the miner upgrade agreement announced on November 12. Under the terms of the agreement, Bitmain will upgrade 18,853 Bitmain T21 miners to S21 Pro miners for an incremental cost of $33.2 million paid in Bitcoin with the option for the Company to redeem the Bitcoin for cash in four quarterly payments at a fixed Bitcoin price of ~$94,600, the price of Bitcoin at the time the Bitcoin was originally tendered. Reflecting the transfer of Bitcoin to Bitmain, Bitfarms Treasury at November month-end was 870 Bitcoin, down from 1,188 last month and representing $84.4 million based on the Bitcoin price of $97,000 at November 30, 2024.

●	Synthetic HODL™ of 584 long-dated BTC call options at November 30, 2024, down from 802 at the end of the prior month.

Upcoming Conferences and Events

●	December 4: B. Riley Crypto & Energy Infrastructure Conference (NYC)

●	December 12: Northland Growth Conference (Virtual)

●	January 14-15, 2025: Needham Growth Conference (NYC)

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development, as well as hosting agreements with two data centers, in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	Y/Y or M/M= year over year or month over month

●	BTC or BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)

●	Synthetic HODL™ = the use of instruments that create BTC equivalent exposure

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the impact of the Stronghold hosting agreements, projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, deployment of miners as well as the timing therefor, closing of the Stronghold acquisition on a timely basis and on the terms as announced, , the ability to gain access to additional electrical power and grow hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate and multi-year expansion capacity, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: receipt of the approval of the shareholders of Stronghold and the Toronto Stock Exchange for the Stronghold acquisition as well as other applicable regulatory approvals; that the Stronghold acquisition may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the parties for a number of reasons including, without limitation, as a result of a failure to satisfy the conditions to closing of the Stronghold acquisition; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the Stronghold plants which entail environmental risk and certain additional risk factors particular to the business of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms and Stronghold operate and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC") at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and nine months ended September 30, 2024 filed on November 13, 2024, and its registration statement on Form F-4 (File No. 333-282657) filed by Bitfarms with the SEC (the “registration statement”), which includes a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms (the “proxy statement/prospectus”). Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher
Dan Katcher or Joseph Sala
+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca